UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35643

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____04/01/17____ AND ENDING ____03/31/18____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Houlihan Lokey Capital, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

10250 Constellation Blvd, 5th Floor

(No. and Street)

Los Angeles   **CA**   **90067**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ed Taniguchi   (310) 788-5397

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

550 South Hope St   **Los Angeles**   **CA**   **90071**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Beiser _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Houlihan Lokey Capital, Inc. _____ , as
of March 31 _____ , 20 18 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President _____
Title

See attached _____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____ _____
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of _Los Angeles_

Subscribed and sworn to (or affirmed) before me
on this _25th_ day of _May_, 20_18_,
 Date   Month   Year
by
(1)_Scott L. Beisen_

(and (2)_____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature _____
Signature of Notary Public



CHRISTINE MARY DIAZ SHA
Commission No. 2078359
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires AUGUST 17, 2018

NCC1 NCC1

Seal
Place Notary Seal Above

─────────────── **OPTIONAL** ───────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

HOULIHAN LOKEY CAPITAL, INC.
(SEC I.D. NO. 8-35643)

Financial Statements and Supplemental Schedules

March 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and supplemental schedules should be deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of the Securities and Exchange Commission (SEC) Rule 17a-5. A statement of financial condition, an exemption report, and a supplemental report on agreed upon procedures, bound separately, have been filed with the SEC simultaneously herewith as a Public Document.

HOULIHAN LOKEY CAPITAL, INC.

Index to Statement of Financial Condition



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Stockholder
Houlihan Lokey Capital, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Houlihan Lokey Capital, Inc. (the Company) as of March 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2006.

Los Angeles, California
May 25, 2018

HOULIHAN LOKEY CAPITAL, INC.

(SEC I.D. 8-35643)

Statement of Financial Condition

March 31, 2018

Assets

Cash and cash equivalents	$	14,342,213
Investment securities		15,580,911
Accounts receivable, net of allowance for doubtful accounts of $3,853,035 (Note 4)		36,741,858
Unbilled work in process		23,894,211
Receivable from affiliate (Note 3)		481,651,826
Property and equipment – at cost, net of accumulated depreciation of $154,649		31,391
Deferred income taxes (Note 6)		19,720,840
Other assets		39,683,267
Total assets	$	631,646,517

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	995,127
Deferred income		2,254,344
Total liabilities		3,249,471
Commitments and contingencies (Note 5)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		49,171,518
Retained earnings		579,225,518
Total stockholder's equity		628,397,046
Total liabilities and stockholder's equity	$	631,646,517

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Nature of Operations

Houlihan Lokey Capital, Inc. (the Company) is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act. The Company is a wholly owned subsidiary of Houlihan Lokey, Inc., a California corporation (the Parent). The Parent has two other primary wholly owned subsidiaries: Houlihan Lokey Financial Advisors, Inc. and Houlihan Lokey EMEA, LLP, which is a corporation regulated by the Financial Services Authority in the United Kingdom.

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Houston, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, Atlanta and Miami. Together, the Company, its Parent, and the Parent's other subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

Corporate Finance provides general advisory services on mergers & acquisitions and capital markets offerings. Corporate Finance advises public and private institutions on buy side and sell side transactions as well as leveraged loans, private mezzanine debt, high-yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity and liability management transactions, and advises financial sponsors on all types of transactions.

Financial Restructuring provides advice to creditors and debtors in connection with recapitalization / deleveraging transactions implemented both through bankruptcy proceedings and though out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, Financial Restructuring offers a wide range of advisory services to our clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; litigation support and expert testimony; and procuring debtor in possession financing.

The Company exclusively concentrates its efforts toward the earning of professional fees. The Company does not handle customer investment accounts.

(2) Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

(b) *Use of Estimates*

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and

(2)   Significant Accounting Policies (continued)

liabilities at the date of the financial statement. Management estimates and assumptions also affect the disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; income tax uncertainties; and other contingencies.

(c)   Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Management monitors activity in these accounts to prevent a risk of loss. To date, the Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Although not classified as cash and cash equivalents, the Company's receivable from affiliates (Note 3) generally arises from the transfer of available cash from the Company to the Parent. The receivable is due on demand and is considered fully collectible.

(c)   Investment Securities

Investment securities consists of U.S. treasury securities with maturities of one year or less. The Company classifies its investment securities as held to maturity which are recorded at amortized cost based on the Company's positive intent and ability to hold these securities to maturity. Management evaluates whether securities held to maturity are other-than-temporarily impaired on a quarterly basis.

(d)   Accounts Receivable

The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of uncollected revenue. Amounts deemed to be uncollectible are written off against the allowance for doubtful accounts..

(e)   Revenue Recognition, Unbilled Work in Process, and Deferred Income

Revenues consist primarily of professional service fees and interest income earned on related-party balances outstanding.

(2)   Significant Accounting Policies (continued)

The Company and its clients enter into agreements that outline the general terms and conditions of the specific engagements. The Company performs professional services in accordance with the engagement terms on both a fixed and contingent fee basis.

Revenue is recognized when earned and realizable. Revenues under fixed fee contracts are recognized based on management's estimates of the relative proportion of services provided through the financial reporting date to the total services required to be performed. The recognition of revenues under contingent fee contracts depends on whether the revenues relate to monthly retainers or success fees. Monthly retainers are generally recognized on a monthly basis, except in situations where there is uncertainty as to the timing of collection of the amount due. Success fees are recognized only upon substantial completion of the contingencies stipulated by the engagement agreement. In some cases, approval of the Company's fees is required from the courts or other regulatory authority; in these circumstances, the recognition of revenue is often deferred until approval is granted; however, if the fee that is going to be collected from the client is fixed and determinable, and the collectability of the fee is reasonably assured, there are instances when revenue recognition prior to such approval is appropriate.

In those instances when the revenue recognized on a specific engagement exceeds both the amounts billed and the amounts collected, unbilled work in process is recorded. Billed receivables are recorded as accounts receivable in the accompanying statement of financial condition. Deferred income results when cash is received in advance of dates when revenues are recognized.

(f)   Property and Equipment

Property and equipment are stated at cost. Repair and maintenance charges are expensed as incurred and costs of renewals or improvements are capitalized at cost.

Depreciation on furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the lesser of the lease term or estimated useful life.

(g)   Income Taxes

Prior to the initial public offering (IPO) of the Parent, ORIX USA Corporation ("ORIX USA") and its subsidiaries, including the Parent and the Company, filed consolidated federal income tax returns and separate returns in state and local jurisdictions and did so for fiscal year 2016 through the date of the IPO. The Company reported income tax expense as if it filed separate returns in all jurisdictions. Following the IPO, the Parent files a consolidated federal income tax return separate from ORIX USA, as well as consolidated and separate returns in state and local jurisdictions, and the Company reports income tax expense on this basis.

(2)   Significant Accounting Policies (continued)

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on temporary differences between the are recognized for future tax consequences attributable to differences between the financial reporting and tax basis of our assets and liabilities. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company utilized a comprehensive model to recognize, measure, present, and disclose in its financial statements any uncertain tax positions that have been taken or are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained.

On December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") which provides guidance on accounting for the tax effects of the Tax Cuts and Jobs Act ("Tax Act"). The Tax Act, enacted on December 22, 2017, is comprehensive tax legislation which makes broad and complex changes to the U.S. tax code that affects the year ended March 31, 2018 as well as future years. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under Accounting Standards Codification 740 ("ASC 740"). In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Act for which the accounting under ASC 740 is complete. To the extent that a company's accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

The impacts of the Tax Act, including the adjustment to the deferred tax accounts, are the Company's best estimates based on the information that is available at the time of these financial statements and may change as additional information becomes available. Both the federal and state impacts will continue to be refined by the Company through the filing date of the Company's federal and state tax returns.

In addition, the Tax Act is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury Department and the Internal Revenue Service ("IRS"), any of which could affect the estimates included in the provision. Furthermore, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable

(2)   Significant Accounting Policies (continued)

income as a starting point for computing state and local tax liabilities. If an adjustment related to the Tax Act is required, it will be reflected as a discrete expense or benefit in the quarter.

(h)   Fair Value of Financial Instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASC Topic 820, *Fair Value Measurement*:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying value of cash and cash equivalents, investment securities, accounts receivable, unbilled work in process, receivables from affiliates, accounts payable, accrued expenses, and deferred income approximates fair value due to the short maturity of these instruments.

(i)   Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, Deferral of Effective Date which deferred the effective date of the new standard to annual and interim periods within that reporting period beginning after December 15, 2017 (year ending March 31, 2019 for the Company). The new standard is to be applied using either the retrospective or cumulative-effective transition method. The Company will adopt the standard effective April 1, 2018 using the modified retrospective method which requires the recognition

7

(2)   Significant Accounting Policies (continued)

of a cumulative-effect adjustment as of that date and will result in an increase to deferred income with a corresponding decrease to retained earnings. Such adoption will affect the timing of revenue recognition in that certain of our engagements (i.e., financial advisory services and mergers and acquisitions) will be recognized on a point in time basis. In addition, as stated above certain reimbursable out-of-pocket expenses incurred by the Company are currently presented net against the related expenses in the accompanying consolidated statements of comprehensive income however under the new standard these will be reported on a gross basis resulting in an increase to both fee revenue and operating expenses.

(j)   *Subsequent Events*

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2018 through May 24, 2018 for potential recognition and disclosure in the financial statement.

(3)   Related-Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Company's current income tax payable balance is reflected in receivable from affiliate because the Parent will make these payments. The Company is also allocated a portion of the Parent and affiliates' operating expenses, such as employee compensation, depreciation, rent, and other costs under an expense sharing agreement and based on the full-time equivalent schedule then in effect. The receivable from affiliate generally arises from cumulative cash transferred by the Company to the Parent. Intercompany charges and reimbursements are generally settled through the receivable from affiliate account. The receivable from affiliate is due on demand and bears interest at the prevailing prime interest rate; such rate was 4.75% at March 31, 2018. For the year ended March 31, 2018, the interest income earned by the Company related to these receivables from affiliates was $17,659,409.

(4)   Allowance for Uncollectible Accounts

Balance – April 1, 2017	$	6,917,158
Provision for bad debt		1,294,819
Write down of uncollectible accounts		(4,358,942)
Balance – March 31, 2018	$	3,853,035

(5)   Commitments and Contingencies

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions is not likely to have a material effect on the financial position of the Company.

(6)   Income Taxes

The provision for income taxes on operations for the years ended March 31, 2018 is reconciled to the income taxes computed at the statutory federal income tax rate (computed by applying the federal corporate rate of 31.5% to operating income before provision for income taxes).

Deferred income taxes arise principally from temporary differences between book and tax recognition of income, expenses, and losses relating to financing and other transactions.   The deferred income taxes on the accompanying statement of financial condition at March 31, 2018 comprise the following:

Deferred tax assets:		
Deferred compensation expense/accrued bonus	$	23,389,709
Allowance for doubtful accounts		1,051,231
Other, net		242,774
Total deferred tax assets		24,683,714
Deferred tax liabilities:		
Work-in-process		(4,962,874)
Net deferred tax assets	$	19,720,840

A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that the assets will be realized. Accordingly, no valuation allowance has been recognized.

As of March 31, 2018, the Company had recorded liabilities for interest and penalties related to uncertain tax positions in the amount of $576,739, net of any future tax benefit of such interest, respectively. Unrecognized tax positions totaled $3,522,924 as of March 31, 2018. If the income tax impacts from these tax positions are ultimately realized, such realization would affect the income tax provision and effective tax rate.

A reconciliation of the unrecognized tax position for the year ended March 31, 2018 is as follows:

Unrecognized tax position at the beginning of the year	$	3,085,807
Increases related to prior year tax positions		437,117
Unrecognized tax position at the end of the year	$	3,522,924

In the next 12 months, certain uncertain tax positions may reverse as the related statutes expire.

(6)   Income Taxes (continued)

As of March 31, 2018, all of the federal income tax returns filed since 2015 by ORIX USA that include the Company as a subsidiary or filed by the Company are still subject to adjustment upon audit. ORIX USA is currently under federal income tax audit by the Internal Revenue Service for the year ended March 31, 2013. The Company also files combined and separate income tax returns in many states, and these returns remain open for adjustments to the Company's federal income tax returns. Additionally, ORIX USA is currently under California audit for the years ended March 31, 2012, March 31, 2013 and March 31, 2014, Illinois audit for the years ended March 31, 2013, March 31, 2014, and March 31, 2015, as well as under Minnesota audit for the years ended March 31, 2013, March 31, 2014, March 31, 2015 and March 31, 2016.

(7)   Reserve Requirements for Brokers or Dealers

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 based on section (k)(2)(i). Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(8)   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2018, the Company had net capital of $26,595,198, which was $26,345,198 in excess of its required net capital of $250,000.